Exhibit 4.47

Certain portions of this Exhibit have been omitted pursuant to a request for “Confidential Treatment” under Rule 24b-2 of the Securities and Exchange Commission. Such portions have been redacted and bracketed in the request and appear as [*] in the text of this Exhibit. The omitted confidential information has been filed with the Securities and Exchange Commission.

THIS LICENCE AND DISTRIBUTION AGREEMENT is made on        2003

BETWEEN

(1)                                  LAXDALE LIMITED, a Company incorporated in Scotland under the Companies Acts (Company Number: SC179838), having its place of business at Kings Park House, Laurelhill Business Park, Stirling, FK7 9JQ (“Laxdale”);

and

(2)                                  SCIL BIOMEDICALS GMBH having a place of business at Fraunhofer Strasse 15 D-82152 Martinsried, Germany (“Scil”).

WHEREAS

(A)                              Laxdale has developed and is the owner of certain IP Rights (as after defined) including the Licensed Patent (as after defined) and the Trade Mark (as after defined) in relation to the Licensed Product (as after defined) for the treatment inter alia of Huntington’s Disease;

(B)                                Laxdale has agreed to appoint Scil as its distributor in the Territory (as after defined) on an exclusive basis and insofar as necessary to perform its obligations as distributor to license Scil under the Licensed Patent and the Trade Mark and Scil has agreed to accept such licence and appointment on the terms and conditions of this Agreement

NOW THEREFORE IT IS HEREBY AGREED AS FOLLOWS:

1.                                                                                       Definitions and interpretation

1.1                                                                                 In this Agreement, unless the context requires otherwise, the following words and expressions shall bear the following meanings:

“Additional Field”	means the treatment of depression;

“Change of Control”	means a change of control in relation to Scil. “Control” for these purposes means the power of a person to secure:

(i) by means of holding shares or the possession of voting power in or in relation to that or any other body corporate; or

(ii) by virtue of any powers conferred by the articles of association or other document regulating that or any other body corporate that the affairs of the first mentioned body corporate are conducted in accordance with the wishes of that person;

“Cost of Goods”	means the cost incurred by Laxdale in relation to a Unit supplied on to Scil pursuant to Purchase Orders;

“Effective Date”	means the last date of signature hereof by or on behalf of each of the parties hereto by persons duly and expressly authorised;

“EMEA”	means the European Agency for the Evaluation of Medical Products or such successor or replacement body as may from time to time supersede it;

“Field of Use”

means the marketing, distribution and Sale of Licensed Product for the therapeutic treatment and/or prevention of Huntington’s Disease it being acknowledged that in the event Laxdale, in its sole discretion, widens the development of the Licensed Product to include the treatment of Spino-cerebellar atrophy; Progressive Supranuclear Palsy; Fragile X and Friedreich’s ataxia these treatments shall be included in this definition of Field of Use for the purposes of this Agreement. To avoid any doubt Laxdale shall be under no obligation to widen the scope of the development as aforesaid;

“Group Company”	Means any company which is for the time being a subsidiary or holding company of Scil or any subsidiary of such holding company;

“Improvements”	means all improvements or modifications or

adaptations to the Licensed Product within the Field of Use which may be made or acquired by Laxdale during the Term (as after defined);

“Major Improvement”

means all improvements or modifications or adaptations to the Licensed Product by Laxdale which would render the Licensed Product to be considered by the relevant regulatory authority as a new and separate Licensed Product and which (a) obtains it’s own orphan drug designation and (b) requires completion of a clinical program for it’s development in order to obtain a Marketing Authorisation within the Territory To avoid any doubt, the development of Licensed Product within the Field of Use is not a Major Improvement

‘‘Minor Improvement”

means all improvements or modifications or adaptations to the Licensed Product by Laxdale which only require standard pharmacokinetic, bioequivalence or similar such studies in order to satisfy its addition to the Marketing Authorisation of the existing Licensed Product within the Field of Use;

“IP Rights”

means all patents, registered designs, unregistered design rights, copyrights, topography rights, trade marks, trade names, logos, trade secrets and know-how, moral rights, supplementary protection certificates, petty patents, utility models, applications for any of the above and the right to make applications and any and all other intellectual or industrial property rights of any description (and rights of a similar nature) anywhere in the world,

(i) existing now or at any time in the future; and

(ii) whether or not registered or registrable;

related to the Licensed Product.

“Launch Date”

means a date to be agreed between the parties hereto which shall be no later than three (3) months following approval of the Licensed Product by the EMEA except for those countries within the Territory in which the price of the Licensed Product must be negotiated with the local authorities where Launch Date shall be no later than nine (9) months following approval of the Licensed Product by the

EMEA;

“Licensed Patent”	means:

(i) the patent applications referred to in Part 1 of the Schedule including any amended or divided applications;

(ii)  all patent applications that may be filed in the Territory by or on behalf of Laxdale which are based on or claim priority from such patent applications including any amended or divided applications;

(iii) all patents actually granted pursuant to any such patent applications, including any amended or divided applications;

“Licensed Product”

means the product owned by Laxdale and sold by Scil pursuant to this Agreement in the Field of Use which falls within the claims of the Licensed Patent or the Orphan Drug Designation and which has obtained Marketing Authorisation by EMEA;

“Marketing Authorisation”	means a marketing authorisation which enables Scil to sell Licensed Product for the approved indication in Huntington’s disease being part of the Field of Use in all countries of the Territory;

“Milestone Payments”	means the sums due to Laxdale against the performance of the Milestones as more particularly detailed in Part 1 of the Schedule;

“Minimum Sales”	means the aggregate minimum sales within all countries of the Territory to be achieved by Scil as set out in Part 1 of the Schedule;

“Net Sales Value”

means the actual invoiced price of Units Sold to a third party, net of (i)Value Added Tax or other equivalent sales taxes or duties; (ii) trade discounts actually granted, not to exceed 5%;of the list price;

The Net Sales Value shall also include any and all lump sums or other benefits whether in cash or in kind receivable by Scil from any third party in consideration of the Sale and/or distribution of

Units;

In the case of any sale or disposal of Units which is not an arm’s length sale, the Net Sales Value shall be the open market price for the Licensed Product in the country to which the Licensed Product is supplied;

“Order Acknowledgement”	means a written acknowledgement of any Purchase Order from Laxdale containing details such as price, delivery dates and quantities agreed by Laxdale;

“Orphan Drug Designation”	means the orphan designation for the Licensed Product in the treatment of Huntington’s disease issued by the EMEA Committee for Orphan Medicinal Products on 27 October 2000;

“Purchase Order”

means an irrevocable written order (and any amendments to the same accepted by Laxdale) from Scil to Laxdale for the purchase of Licensed Products for sale by Scil in a format approved in advance by Laxdale;

“Quarter”

means each period of 3 months in each year of the Term, the first quarter commencing at the start of the month during which the Licensed Product is first sold (“Quarterly” being construed accordingly);

“Sale”	means the sale or other disposal of Licensed Products (whether or not title is transferred and whether or not for value) and “Sold” shall be construed accordingly;

“Samples”

means Units to be supplied to Scil free of charge, labelled as samples ready for distribution to authorised persons in an amount to be requested and agreed between Laxdale and Scil. The amount of samples shall not exceed 1000 and shall not be lower than 500 Units in each of the first and second years within the total Territory after the Launch Date. Thereafter the Units of Samples shall be negotiated between the parties in good faith;

“Schedule”	means the schedule in 3 parts annexed and executed as relative hereto;

“Term”	means the term of this Agreement as detailed in Clause 2.1;

“Territory”	means Germany, France, Austria, Luxembourg, Netherlands and Belgium;

“Total Net Sales Value”	means the aggregate Net Sales Value of all Sales of Units by Scil to the date of the relevant calculation;

“Trade Mark”	Means the trade mark to be selected by Laxdale prior to the first Launch Date, and owned solely by Laxdale, with which Licensed Products shall be branded;

“Transfer Price”	means [ *] percent ([ * ]%) of the Total Net Sales Value;

“Unit”

means the standard pack size (for 28 days treatment) containing 112 capsules (based on 4 per day)each of which contains 500mg of the Licensed Product of which 485mg is the active substance ethyl icosapentaenoate (95% e-EPA), finally packed, labelled and marked with the Trade Mark and being in compliance with all local regulations and the Marketing Authorisation, ready for Sale to a customer in the Territory;

“Working Day”	Means Monday to Friday 09:00 till 17:00 excluding all UK and English public holidays.

1.2                                                                                 References in this Agreement to the singular shall (except where the context requires otherwise) include a reference to the plural (and vice versa) and references to one gender shall include a reference to all other genders. References to Clauses and the Schedule are to the clauses and schedule of this Agreement. Headings used in this Agreement are for convenience only and shall not affect interpretation.

2.                                                                                       Term

2.1                                                                                 Subject to Clause 2.2 this Agreement shall come into force on the Effective Date and subject to termination in accordance with Clause 24 shall continue until the later to expire of a period of 10 years or the expiry of the last of the patent applications referred to in Part 1 of the Schedule or the expiry of Orphan Drug Designation in the Territory.

2.2                                                                                 Notwithstanding Clause 2.1 the parties may extend the period of this Agreement beyond the Term provided such extension has been agreed between the parties and subject always to agreeing a revised Transfer Price being the actual Cost of Goods plus a percentage of the Net Sales Value to be negotiated in good faith. The extension to the Term and the revised Transfer Price shall be notified at least six (6) months prior to the scheduled expiry of the Term otherwise the Agreement shall automatically terminate upon expiry of the Term.

3.                                                                                       Appointment and scope of rights

3.1                                                                                 Subject to the terms of this Agreement, Laxdale hereby grants to Scil an exclusive, non-transferable licence to market, distribute and sell Licensed Products , in each country within the Territory (subject always to Clause 7.1) within the Field of Use only and under the Licensed Patent and Trade Mark and Orphan Drug Designation. Scil shall not be entitled to sub-license or sub-contract any of its rights hereunder without Laxdale’s prior written consent such consent not to be unreasonably withheld. Such prior written consent is not needed in case Scil wants to transfer the rights granted under this Agreement to a Group Company subject always to: (i) said Group Company being obliged to fulfil all of the obligations of Scil in terms of this Agreement (including but not limited to payment obligations); (ii) said Group Company providing Laxdale with such evidence as Laxdale shall reasonably require to show its ability to be able to fulfil the obligations of Scil in terms of this Agreement; (iii) the details of said Group Company being provided to Laxdale; (iv) said Group Company not being further entitled to transfer said rights and; (v) said Group Company being obliged to immediately transfer said rights back to Scil if it should cease to be a Group Company. It is acknowledged by Scil that Laxdale hereby expressly reserves the exclusive right to market, distribute and sell (either itself or by way of licensing a third party) Licensed Products within the Field of Use in any country in the World other than the Territory.

3.2                                                                                 Scil shall not represent or hold itself out as Laxdale’s agent for the sales of the Licensed Products or as being entitled to bind Laxdale in any way provided always that Scil shall be entitled to describe itself as Laxdale’s authorised distributor for the Licensed Products within the Territory.

4.                                                                                       Minimum Sales

4.1                                                                                 It will be considered a material breach of this Agreement should Scil fail to achieve Minimum Sales (as set out in part I of the schedule) in any two years during the Term whether consecutive or not.

4.2                                                                                 The Minimum Sales are set out in Schedule 1.

4.3                                                                                 For the avoidance of doubt the provision of Samples by Scil shall not be included in the calculation of the Minimum Sales.

4.4                                                                                 Subject to Clauses 4.1 and 5.2 and, provided that Scil’s failure is not due to the impact of parallel imports of the Licensed Product, if Scil fails to achieve the Minimum Sales Laxdale shall be entitled to terminate this Agreement with immediate effect and shall be free to appoint new distributors, agents and/or licensees in the Territory (on a non-exclusive or exclusive basis) and/or proceed with the marketing, distribution and sale of the Licensed Products in the Territory on its own account, as it deems appropriate.

5.                                                                                       Supply of the Licensed Products

5.1                                                                                 With effect from the first Launch Date, Scil shall provide Laxdale with a forecast of its requirement of Units for the following 12 month period and shall during every Quarter of each such year during the Term provide Laxdale with an updated forecast for the year then following the date of such forecast. Such forecast shall take the form of a written schedule and shall specify all details of anticipated sales and shall be calculated and presented in a true and accurate manner.

5.2                                                                                 All orders for the purchase of the Units shall be made by Scil to Laxdale by submitting a Purchase Order each quarter for supply in the next six (6) months. Following the first anniversary of the first Launch Date Laxdale shall be obliged to comply with Scil’s requirements as set out in their forecasted quantities in terms of Clause 5.1 together with such additional quantities of Units if such additional quantities do not exceed 115% of the forecasted quantity for the delivery period in question and it being further acknowledged that Scil shall be obliged to purchase 80% of the forecasted quantities. Any additional orders to the foregoing shall only become binding once they have been accepted by Laxdale and an Order Acknowledgement issued. It is acknowledged by Laxdale that Scil shall not be in breach of any requirement to make the Minimum Sales if such failure is due to Laxdale’s rejection of Purchase Orders and/or defective Licensed Product which would otherwise have allowed Scil to achieve such Minimum Sales.

5.3                                                                                 At the time of submitting the relevant Order Acknowledgement, Laxdale shall inform Scil of Laxdale’s estimated delivery date for consignments and shall, subject to Clause 5.2, be obliged to deliver the Units no later than 6 months following the date of the Order Acknowledgement which shall be issued by Laxdale within 2(two) weeks of receipt of the relevant order. Delivery of the Licensed Products shall be made Ex-Works (Incoterms 2000) from one location within Europe (the “Delivery Location”) as notified by Laxdale to Scil at the time of Order Acknowledgement.

5.4                                                                                 For the avoidance of doubt, at the end of the first year of this Agreement following the Launch Date and at the end of each year thereafter the parties may review this ordering process with a view to modifying or adapting it from time to time for the benefit of the parties.

6.                                                                                       Approvals

6.1                                                                                 Subject to Clauses 6.3 to 6.5 it shall be Laxdale’s responsibility (at its own cost) to manage the clinical trials and to obtain regulatory approval of the Licensed Product in Huntington’s Disease and in this respect Laxdale shall submit the relevant dossier to EMEA for the purposes of obtaining Marketing Authorisation in Huntington’s Disease. For the avoidance of doubt, ownership of the results of all such trials and clinical or other data arising from such clinical trials shall vest in and remain vested in Laxdale.

6.2                                                                                 Laxdale shall be responsible for any other indications within the Field of Use other than the treatment of Huntington’s Disease and shall at its sole discretion prepare and be responsible for the conduct of clinical trials and at Laxdale’s sole discretion shall be responsible for securing regulatory approval in the Territory.

6.3                                                                                 Subject to Clauses 6.1 and 6.2 above Scil shall be responsible for complying with the laws in the Territory applicable to marketing, distributing and selling the Licensed Products pursuant to this Agreement and for paying all applicable customs duties, taxes and other costs in respect of the marketing, distribution and sale of the Licensed Products in the Territory.

6.4                                                                                 Scil shall be responsible, at its own cost, for any regulatory matters specific to the Territory, or any part of it (“Local Regulations”), limited to obtaining pricing reimbursement or approval with the pricing authority or other relevant body. Without prejudice to the foregoing Laxdale shall provide reasonable assistance to Scil free of charge in gaining approvals under, or otherwise complying with, the Local Regulations.

6.5                                                                                 Subject to any Major Improvements neither party shall at any time nor under any circumstance do anything (whether directly or indirectly) to interfere with or prejudice the Orphan Drug Designation of the Licensed Product or with EMEA’s or any other regulatory body’s approval of the Licensed Product. Scil shall (at the request of Laxdale from time to time) do all such acts and things as may be necessary to assist with maintaining all necessary regulatory approvals of the Licensed Product with regard to safety aspects thereof. In this respect, Scil shall promptly provide Laxdale with all information and data to prepare the periodic safety update reports (PSUR’s) and other documentation reasonably necessary to be submitted to EMEA or other regulatory authority from time to time.

6.6                                                                                 For the avoidance of doubt, intentional or negligent failure by either party to comply with any of the provisions of Clause 6.5 will amount to a material breach of this Agreement.

7.                                                                                       Duties of Scil

7.1                                                                                 Subject to Laxdale complying with Clause 5.2 and the following provisions of this Clause, Scil shall be obliged to launch Sales of the Licensed Product in each country of the Territory by the appropriate Launch Date (as defined). Failure to so launch shall entitle Laxdale to remove the appropriate country from the scope of the Territory and the definition of Territory for the purposes of this Agreement shall be amended accordingly. For the avoidance of doubt should failure to launch be directly due to a delay in Scil obtaining pricing reimbursement caused by acts and/or omissions of the relevant regulatory authority and not the acts and/or omissions of Scil, the provisions of this Clause in relation to a removal of a country from the Territory shall not apply.

7.2                                                                                 Without prejudice to its obligation to achieve Minimum Sales and subject to Laxdale complying with the provisions of Clause 5.2, Scil shall use best endeavours to sell the Licensed Products in terms of its exclusive appointment under this Agreement.

7.3                                                                                 Scil shall use best endeavours to enhance the reputation and acceptance of the Licensed Product amongst customers and prospective customers within the Territory and in this respect Scil shall jointly agree with Laxdale, after the Effective Date but prior to the first Launch Date key promotional messages. Scil shall be consistent in its use of the agreed messages and shall use them, as appropriate, for all sales literature, promotional, marketing and other materials in relation to the Licensed Products. A copy of all sales literature produced shall be delivered to Laxdale.

7.4                                                                                 Scil shall refrain from taking any action that would damage the reputation and standing of Laxdale and/or the Licensed Product.

7.5                                                                                 Scil shall not re-sell, ship, export or otherwise dispose of the Licensed Products in any manner which may or would violate applicable export laws and/or regulations in the Territory.

7.6                                                                                 To avoid any doubt, all costs and expenses incurred by Scil in carrying out its obligations under this Agreement, shall be borne solely and exclusively by Scil. In addition, all expenses incurred by Scil acting in its capacity as exclusive distributor shall be borne solely by Scil.

7.7                                                                                 Scil shall promptly bring to Laxdale’s notice any information or knowledge received or gained by it which is likely to be of major interest, use or benefit to Laxdale in relation to the development, marketability or sale of the Licensed Product or otherwise.

7.8                                                                                 Scil shall be responsible for training its employees in the successful sale of the Licensed Products.

7.9                                                                                 Scil shall at all times keep Laxdale informed of the progress of its marketing and promotional activities including providing twice yearly reports in writing of activity in the preceding half year and proposed activity with international relevance in the forthcoming half year Both Parties shall meet when reasonably requested from time to time in order to discuss progress as aforesaid.

7.10                                                                           Scil shall notify Laxdale in writing of all serious adverse events occurring in relation to the Licensed Product within 3 working days of Scil becoming aware of such events.

7.11                                                                           Scil acknowledges that it is in both parties best interests to provide each other with appropriate information on request to allow both parties to be commercially successful in their implementation of this Agreement.

7.12                                                                           Scil shall, in the event of the need for a Post Marketing Surveillance Study (“PMSS”), agree with Laxdale in good faith how to proceed

8.                                                                                       Duties of Laxdale

8.1                                                                                 Throughout the Term of this Agreement Laxdale shall:

8.1.1                                                                        refrain from taking any action that would damage the reputation and standing of Scil;

8.1.2                                                                        promptly bring to Scil’s notice any information or knowledge received or gained by it which is likely to be of major interest, use or benefit to Scil in relation to the marketability, marketing or sale of the Licensed Product or otherwise;

8.1.3                                                                        notify Scil in writing of all serious adverse events occurring in relation to the Licensed Product within 3 working days hours of Laxdale becoming aware of such events

8.1.4                                                                        supply and sell the Licensed Products to Scil upon the terms and conditions set forth in this Agreement together with all necessary and appropriate documentation, warnings and instructions in English as may be required in accordance with the relevant regulatory approvals from time to time; and

8.1.5                                                                        inform Scil of the intention to recruit investigators within the Territory to carry out clinical trials within the Field of Use using the Licensed Product. Laxdale shall keep Scil appraised of the progress of the clinical trials and shall meet with Scil, when reasonably requested from time lo time by Scil to discuss progress as foresaid. In the event Laxdale, in its sole discretion, intends to carry out further clinical trials on the Licensed Product within the Territory, Scil shall assist Laxdale, upon request, to suggest potential investigators to carry out the intended clinical trials.

8.1.6                                                                        in the event of the need for a PMSS agree with Scil in good faith how to proceed.

8.1.7                                                                        acknowledge that it is in both parties best interests to provide each other with appropriate information on request to allow both parties to be commercially successful in their implementation of this Agreement.

9.                                                                                       Milestone Payments

9.1                                                                                 In consideration of the grant of the rights under this Agreement, Scil shall pay Laxdale the Milestone Payments within 30 days of achievement of each of the Milestones respectively and Laxdale shall promptly confirm in writing the achievement of each Milestone to Scil. Milestone Payments are exclusive of applicable VAT which shall be payable in addition thereto.

9.2                                                                                 For the avoidance of doubt, Milestone Payments are non-refundable and shall not constitute an advance on the Transfer Payments.

10.                                                                                 Transfer Price

10.1                                                                           Within (30) thirty Working Days of delivery under each Purchase Order, Scil shall pay Laxdale € [ * ] per Unit multiplied by the total number of Units supplied in the Purchase Order (“Delivery Payment”)

10.2                                                                           Within 30 days after the end of each Quarter, Scil shall provide to Laxdale a statement showing a breakdown of the Transfer Price, Total Net Sales Value, individual Net Sales Values for Sales, trade discounts given, taxes applied, as appropriate. Scil shall pay the balance of the Transfer Price due in accordance with such statement minus the aggregate amount of payments made with respect to Clause 10.1 within thirty (30) days after the end of each Quarter

10.3                                                                           For the purposes of calculating the Net Sales Value in accordance with this Agreement, the invoiced value of Units returned but not replaced due to being faulty and samples shall not be included.

10.4                                                                           If the actual Cost of Goods is greater than 20% of the weighted average Net Sales Value per Unit within the Territory, Laxdale and Scil agree to negotiate, in good faith, alternative payment terms to better reflect the investment Laxdale has made in developing the Licensed Product. In the event Laxdale and Scil fail to agree on alternative payment terms, Laxdale shall be entitled to:

(i) convert Scil’s exclusive appointment herein to a non-exclusive appointment and shall be free to appoint new distributors, agents and/or licensees in the country of the Territory with the lowest ratio of Cost of Goods/ Net Sale Value per Unit and/or proceed with the marketing, distribution and sale of the Licensed Products in such country on its own account, as it deems appropriate; or

(ii) to remove the country with the lowest ratio of Cost of Goods/ Net Sale Value per Unit from the scope of the Territory.

11.                                                                                 Payments

11.1                                                                           All payments hereunder shall be paid by electronic transfer to Laxdale’s bank account at Bank of Scotland or to such other bank account as may be notified to Scil from time to time.

11.2                                                                           All payments hereunder shall be made in EURO without deduction or set off of any kind. Scil shall use reasonable endeavours to use rights under any applicable double taxation treaty (if any) to minimise any taxation liability to sums payable under this Clause 11. Laxdale undertakes to also use reasonable endeavours to support Scil in such efforts.

11.3                                                                           Unless specifically stated otherwise, all payments are exclusive of Value Added Tax and all other applicable taxes and/or duties which shall be payable if applicable at the relevant rate from time to time by Scil.

11.4                                                                           Without prejudice to any other right or remedy of Laxdale, if any sum due by Scil is not paid within the relevant time period specified in this Agreement, interest shall be payable from the last date for payment under this Agreement until actual payment (whether before or after judgement) at a rate of [3%] per annum above EURIBOR together with all expenses (including legal fees) incurred by Laxdale in recovering the sum outstanding.

12.                                                                                 Accounts

12.1                                                                           Scil shall keep at its office at the address on the front of this Agreement (or such other address as may be agreed by the parties from time to time), detailed, accurate and separate records and accounts showing the calculation of the Transfer Price to Laxdale in respect of the Licensed Products and all other payments payable by Scil hereunder and all matters covered by statement rendered under Clause 10.2 including but not limited to Net Sales Values, returns, taxes and Sales. Such records shall be in a form which allows speedy and accurate checks to be made and shall be supported by all relevant vouchers, invoices, Purchase Orders, Order Acknowledgements, delivery notes and the like and shall be properly cross referenced.

12.2                                                                           Scil shall permit any duly authorised independent auditor selected by Laxdale (and under a professional obligation of confidentiality) access to such records, accounts and statements of Scil upon reasonable notice (being not less than 10 Working Days) and shall provide such information and explanations as such representatives shall require to verify the statements rendered by Scil in terms of this Agreement for the purpose of verification in relation to the Licensed Product only. Notwithstanding expiry or termination of this Agreement for any reason such access shall be given, as aforesaid, until all outstanding claims have been settled to the satisfaction of both parties. If any inspection by Laxdale as aforesaid reveals an under calculation or underpayment of 5% or more of the Transfer Price due to Laxdale, the costs of such inspection shall be borne by Scil.

13.                                                                                 Title and Risk

13.1                                                                           Property and title in and to all Licensed Products supplied to Scil shall remain with Laxdale until the Delivery Payment has been paid in accordance with Clause 10.1. Notwithstanding the foregoing, Scil shall be entitled to sell Licensed Product in the ordinary course of business and Scil shall keep all such Licensed Products safe until all such monies are so paid.

13.2                                                                           Notwithstanding the provisions of Clause 13.1, risk of loss or damage to the Products shall pass to Scil upon delivery by Laxdale to the Delivery Location in terms of Clause 5.3 and Scil shall be responsible for insuring the Products accordingly.

14.                                                                                 Inspection/ Quality of Licensed Product

14.1                                                                           Subject to Clause 16, Scil shall have a period of 14 days from receipt of the Licensed Products to confirm that the quantity of Licensed Products received is correct and that the Licensed Products otherwise conform to the relevant Purchase Order with respect to obvious defects. The procedures in respect of the foregoing shall be dealt with in a separate Quality Assurance Agreement to be agreed upon between the Parties.

14.2                                                                           In case of hidden defects (which shall be limited to defects caused during the manufacturing of the Licensed Product or as a result of the active substance going out of specifications), the above stated 14 day period shall be the 14 day period from discovery of the same.

14.3                                                                           If such notification of hidden defect is given by Scil, Laxdale shall as soon as is reasonably practicable, replace such defective quantities at its sole expense. Notwithstanding the foregoing, in the event that the hidden defect has been caused by, but is not limited to mishandling or inadequate storage by Scil or a third party contractor acting on Scil’s behalf following collection of the Licensed Product from the Delivery Location, then Scil shall bear all costs associated with replacement of such defective Licensed Products.

15.                                                                                 Additional Field

15.1                                                                           In the event, during the Term of this Agreement, Laxdale is in a position to appoint a distributor for a product in the Additional Field, and subject always to Scil having performed all of its obligations under this Agreement to the satisfaction of Laxdale and not being in breach of this Agreement, Scil shall have the first option to negotiate the terms of a licence and distribution agreement for such a product within the Territory.

15.2                                                                           Laxdale shall give written notice of its intention to appoint a distributor for such product to Scil and Scil shall have four (4) weeks to give written notice to Laxdale to exercise its option to enter into negotiations. To assist Scil in it’s decision to enter negotiations Laxdale will provide (i) the results of the research and development program to date, and; (ii) a draft Heads of Agreement setting out the main commercial terms of the proposed agreement. In the event no such notice is given to Laxdale by Scil, the option in Clause 15.1 shall be deemed to have expired and it shall be at Laxdale’s sole discretion whether to enter into negotiations with Scil.

15.3                                                                           Upon receipt by Laxdale of notice, in accordance with Clause 15.2, Laxdale and Scil shall negotiate, in good faith, the terms of a licence and distribution agreement. In the event the terms of an agreement have not been reached within four (4) month of receipt by Laxdale of the foregoing notice from Scil, then all negotiations shall terminate and Laxdale at it’s sole discretion may enter into negotiations with any third party in relation to the product in the Additional Field within the Territory. Notwithstanding the foregoing, Laxdale shall not grant such third party conditions more favourable than those offered to Scil.

16.                                                                                 Warranty

16.1                                                                           Subject as herein provided, Laxdale warrants to Scil that:

(a)                                  until a Licensed Product has reached its expiry date as indicated on it, it shall conform to Laxdale’s specification for the Licensed Product as approved by EMEA;

(b)                                 it is the rightful owner of all necessary rights including but not limited to, patents and know-how with regard to Licensed Product, the Trademark and the Marketing Authorisation (when granted) and declares to the best of it’s knowledge at the

Effective Date, that such rights do not infringe any third party rights and that it is not aware at the Effective Date of any potential future infringements ;

(c)                                  to the best of its knowledge at the Effective Date, none of the above stated rights have been subject to infringement-proceedings with regard to third parties rights, or have been challenged by third parties in the past, nor, so far as Laxdale is aware as at the Effective Date, is such a potential future challenge expected –

(d)                                 subject always to Clauses 20.3 and 20.4 it will maintain and hold upright the above stated rights, especially, but not limited to, the Licensed Patents, the Trademark and the Marketing Authorisation (When granted) and the Orphan Drug designation (subject to Major Improvements) throughout the term of this Agreement;

(e)                                  it has full authority to grant the rights as set fourth in this Agreement; and

(f)                                    that Licensed Product has a remaining shelf-life of at least 24 month as at the date of delivery.

16.2                                                                           Subject always to the limitations set out in Clause 17 below, in case of any breach of the above stated warranties, Laxdale shall indemnify and hold harmless Scil.

17.                                                                                 Limitation of liability

17.1                                                                           Other than in relation to liability for death or personal injury, the liability of both of the parties to this agreement shall be limited to the aggregate amount of Milestone Payments, provided that such damage was not caused by an intentional misconduct of the party being liable.

17.2                                                                           If Scil receives any third party claims in respect of death or personal injury alleged to have been caused by Licensed Products sold by Scil under this Agreement, Laxdale shall handle all such claims including but not limited to the defence and/or settlement thereof. Scil shall (a) promptly notify Laxdale on any claims against Scil being made and allow Laxdale to handle them; (b) make no admissions or statements in respect of such claims without Laxdale’s consent, except insofar as required to do so by law (and then only subject to prior consultation with Laxdale where this is reasonably practicable); and (c) fully and effectively co-operate and provide reasonable assistance to Laxdale in relation to the handling of such claims at Laxdale’s reasonable expense

17.3                                                                           Both parties shall during the Term maintain comprehensive insurance cover with a reputable EU insurer in sufficient terms to cover its potential liability pursuant to the terms of this Agreement. Both parties shall promptly present evidence as to the existence of such insurance cover and the payment of relevant premiums to the other party, upon request, from time to time.

18.                                                                                 Trade marks and Logos

18.1                                                                           For the duration of this Agreement Laxdale shall grant Scil in the Territory an exclusive licence to utilise the Trademark and the laxdale logo (as provided by Laxdale) (“Laxdale Logo”) subject to the following restrictions and within the Field of Use only:

18.1.1                                                                  The Trade Mark and Laxdale Logo shall be used by Scil only on or in respect of the Licensed Product and no other trade name or trade mark shall be used by Scil on or in relation to the Licensed Product;

18.1.2                                                                  The use by Scil of the Trade Mark and Laxdale Logo shall not confer on Scil (nor on any other person) nor give rise to or create any right, title or interest in the Trade Mark or Laxdale Logo contrary to the rights of Laxdale.

18.1.3                                                                  Scil hereby agrees that it shall not claim nor commit any other person to claim any right, title or interest in or to the Trade Mark or Laxdale Logo or to any trade name or trade mark of Laxdale and shall promptly cease to use the Trade Mark and Laxdale Logo and all such other trade marks or other trade name immediately upon termination of this Agreement for any reason whatsoever subject to Clause 25 and;

18.1.4                                                                  the exclusivity granted in relation to the Trade Mark and the Laxdale Logo shall only be in relation to the use of the Licensed Products in the Territory.

18.2                                                                           Scil recognises that the Trade Mark and Laxdale Logo used on or relative to the Licensed Product (and any other rights attaching to the Licensed Product) are the property of Laxdale. If so requested by Laxdale, Scil shall from time to time render all reasonable assistance to Laxdale in connection with the registration of the Trade Mark upon reasonable compensation by Laxdale.

19.                                                                                 Improvements

19.1                                                                           Scil undertakes not to make any improvements of whatsoever nature to the Licensed Product and it is acknowledged by Scil that any breach of this Clause 19.1 shall be deemed to be a material breach of this Agreement.

19.2                                                                           If during the Term Laxdale conceives or develops any Major Improvement, Scil shall have the right to market and distribute the same under the conditions of this Agreement. However, it is agreed that Laxdale shall be entitled to claim additional milestone payments in relation to said Major Improvements in an amount not to exceed the amount of the Milestone Payments. If the Major Improvement should be ready for marketing and distribution prior to the lapse of the 10 year period as set forth in Article 2.1 above, Laxdale is only entitled to claim new milestone payments in an amount not to exceed the Milestone Payments and to be calculated as follows:

Total amount of Milestone Payments	X	number of completed years since the launch date within the first country in the Territory but limited to the 10 years of the Orphan Drug Designation
10

The Parties shall agree in good faith on the time at which such new milestone payments became due and payable

19.3                                                                           If during the Term, Laxdale conceives or develops any Minor Improvement (as defined), Scil shall have the automatic right to have said Minor Improvement included within the Field of Use and within the Territory under the conditions as set forth in this Agreement.

20.                                                                                 Intellectual Property

20.1                                                                           Other than as expressly provided herein nothing contained in this Agreement shall be construed as conferring or vesting any right, title or interest in or to any of the Licensed Patent, the Trade Mark or other IP Rights in or relating to the Licensed Product in favour of Scil or any other third party.

20.2                                                                           Laxdale gives no warranty to Scil that the utilisation of Licensed Patents will not infringe any IP-rights of any third parties concerning the manufacture of the active ingredient. Notwithstanding the foregoing:

20.2.1                                                                  Laxdale asserts that it is not aware as of the Effective Date of any such third party rights with respect to the manufacture of the active ingredient; and

20.2.2                                                                  to minimise the risk of delivery problems with regard to active ingredient due to patent infringements or other reasons, Laxdale undertakes to use reasonable endeavours to enter into a supply agreement with an alternative supplier who may use an alternate method of manufacture if required.

20.3                                                                           Laxdale shall use all reasonable endeavors to defend its Licensed Patents and/or any other IP Right related to the Licensed Product against validity challenges of third parties. In case a third party successfully claims that Licensed Patent and/or any other IP Right related to the Licensed Product infringe their rights and Scil is no longer able to market and distribute Licensed Product without infringing such third party right. Laxdale shall use its reasonable endeavours to (i) either modify Licensed Patent and/or other IP Rights related to the Licensed Product in such manner that the same does no longer infringe the rights of such third party, or (ii) if it is commercially viable for Laxdale to do so, to provide Scil with a royalty free license from such third party which enables Scil to continue its marketing and distribution activities of Licensed Product on the same terms as this Agreement (including but not limited to payment terms).

20.4                                                                           Scil shall forthwith advise Laxdale of any infringement or purported infringement of the Licensed Patent, the Trade Mark and/or any other IP Rights of Laxdale of which it becomes aware. Laxdale shall in its sole discretion decide whether to take any action (at its own expense) against any infringement or purported infringement of the foregoing which comes to its knowledge. Scil shall promptly give Laxdale all reasonable assistance in relation to such proceedings (including becoming a party to them, if so requested by Laxdale), upon being indemnified by Laxdale in respect of any reasonable costs and in that event any damages, profits or other compensation received from such proceedings shall belong to Laxdale (subject to Scil’ right to be recompensed for its reasonable costs as aforesaid). In the event Laxdale, in its sole discretion, decides to take no action Scil shall be entitled to take such action as it sees fit. To avoid any doubt any action so taken by Scil shall be at its own expense and Scil shall indemnify Laxdale in relation to any costs, claims or damages incurred by Laxdale as a result of Scil taking such action.

21.                                                                                 Confidential information

Neither Scil nor Laxdale shall either during the Term (or any extension thereof) or thereafter, disclose to any third party (other than in the proper course of business to its professional advisers) any confidential business information of the other whether relating to the Licensed Product, any IP Rights relating to the Licensed Product, (including but not limited to the Licensed Patent and/or the Trade Mark), any terms of this Agreement, or in relation to each others’ business including but not limited to trade secrets, proprietary information or any information relating to the business affairs of each other. For the avoidance of doubt, the aforesaid restriction shall not apply to information which is in the public domain at the Effective Date, which enters the public domain thereafter through no fault of Scil or Laxdale as the case may be, or any information required to be disclosed by law or other regulatory authority.

22.                                                                                 Press Releases

Subject to Clause 21, during the term of this Agreement each party has the right to approve the wording of any press release within the Territory relating to the terms of this Agreement or in relation to the Licensed Product within the Territory. Neither party shall use the other party’s name without their prior written consent.

23.                                                                                 Force Majeure

23.1                                                                           If either of the parties is prevented or delayed by force majeure from the performance of any of its obligations under this Agreement (the “Defaulting Party”), and gives written notice to the other party (the “Non-Defaulting Party”) specifying the matters constituting force majeure and (where possible to predict) the period for which such prevention or delay shall continue, then the party in question shall be excused from the performance or the punctual performance (as the case may be) of the relevant obligation as from the date of such notice for so long as such cause of prevention or delay to its relevant obligations shall continue.

23.2                                                                           The parties shall co-operate with each other and the Defaulting Party shall use its utmost endeavours to make alternative arrangements to enable the relevant obligations to be performed and if such relevant alternative arrangements are not arranged or if they are not arranged to the satisfaction of the Non-Defaulting Party, the Non-Defaulting Party may make alternative arrangements to enable such obligations to be performed.

24.                                                                                 Termination

24.1                                                                           Subject as provided herein, both Parties may terminate this Agreement by written notice to the other Party with immediate effect upon the occurrence of any of the following events:

24.1.1                                                                  liquidation, receivership, appointment of an administrator of the other Party or the institution of insolvency proceedings or any general composition, formal or informal, with or for the benefit of creditors or anything analogous to any of the foregoing in any jurisdiction in the World;

24.1.2                                                                  the other Party ceasing or threatening to cease carrying on its business or a substantial part thereof;

24.1.3                                                                  in the event of a material breach of any of the provisions of this Agreement by the other party which cannot be remedied or if it can be remedied remains unremedied on the expiry of [45] days after notice is given by the non-breaching party specifying the nature of the breach and the action required to remedy same.

24.2                                                                           Subject as provided herein, Laxdale may terminate this Agreement by written notice to Scil with immediate effect upon the occurrence of any of the following events:

24.2.1                                                                  Change of Control of Scil where the new company would be in breach of Clause 24.2.3 of this Agreement;

24.2.2                                                                  if Scil challenges and/or assists any third party to challenge the IP Rights (including the Licensed Patent and/or the Trade Mark) of Laxdale;

24.2.3                                                                  if during the first 5 years of the Term it comes to the attention of Laxdale that Scil is concerned or involved in the marketing, distribution or sale of any product which competes with the Licensed Product within the Field of Use; or

24.2.4                                                                  in terms of Clause 4.4 hereof.

25.                                                                                 Effect of termination

25.1                                                                           In the event of termination or expiry of this Agreement for any reason:-

25.1.2                                                                  Scil’ appointment and right to sell the Licensed Products hereunder shall automatically terminate other than in relation to Licensed Products for which binding orders have been received by Scil from its customers which Scil shall be entitled to fulfil. With regard to remaining quantities Laxdale shall be entitled to repossess all Licensed Products (subject to payment by Laxdale for any such repossessed Licensed Products which Scil has paid for at cost);

25.1.3                                                                  Both Parties shall return to the other all correspondence, documents and other property provided by the other Party (or any of its representatives or agents) which may be in such Party’s possession or under its control including all Licensed Products, the title of which have not passed to such Party.

25.1.4                                                                  All sums due to Laxdale at the date of termination (excluding sums in respect of any unfulfilled Purchase Orders) shall immediately become due and payable within 21 days.

25.2                                                                           Termination or expiry of this Agreement for any reason whatsoever shall not affect any rights of the parties in relation to the period prior to the date of termination or expiry and/or which due to their nature are due to be performed or observed following such termination including but not limited to Clauses 11,12, 13, 16, 17, 21 and 26.

26.                                                                                 General

26.1                                                                           Other than as set out in Clause 3.1, Scil shall not be entitled to transfer, assign or sub-license any of its rights or obligations under this Agreement without the prior written consent of Laxdale. Laxdale shall be entitled to transfer, assign or sub-license any of its rights or obligations under this Agreement to a company within its group of companies as defined by the Companies Act 1985 (the “Act”) or to its holding company (as defined in the Act) or a company within the group of companies of its holding company or companies.

26.2                                                                           This Agreement constitutes the entire agreement and understanding between the parties hereto regarding its subject matter and cancels, terminates and supersedes any and all prior agreements and understandings of any nature (written, oral or otherwise) relating to such subject matter but that without excluding either party’s liability for fraud or fraudulent misrepresentation. Any variation or addition to the provisions of this Agreement shall not be effective unless reduced to writing and signed by or on behalf of the parties hereto by a person duly authorised to do so.

26.3                                                                           The relationship between the parties in relation to the subject matter of this Agreement is as described in this Agreement and no employment, partnership, joint venture or agency relationship shall be deemed to exist between the parties and neither shall have the power to bind or pledge the credit of the other.

26.4                                                                           Failure by either party to enforce at any time any of the provisions of this Agreement, or to exercise any option provided herein shall not constitute a waiver of such provision or option, nor affect the validity of this Agreement or any part thereof, or the right of the willing party to enforce thereafter each and every such provision or option.

26.5                                                                           If any provision of this Agreement is held to be invalid or unenforceable, the remainder of this Agreement shall continue in full force and effect.

26.6                                                                           Any notice or other document to be given under this Agreement shall be in writing and shall be deemed to have been duly given if left at or sent by hand or by registered post; or by facsimile or by other electronic media to a party at the address set out herein for such party or such other address as one party may from time to time designate by written notice to the other. Any such notice or other document shall be deemed to have been received by the addressee two working days following despatch if the notice or other document is sent by registered post, or simultaneously with the delivery or transmission if sent by hand or other electronic means.

27.                                                                                 Applicable law and jurisdiction

This Agreement shall be governed by and construed in accordance with English law.   The parties hereby submit to the non-exclusive jurisdiction of the English courts.

AS WITNESS the hand of the parties thereto the date and year first before written.

Signed for and on behalf of
LAXDALE LIMITED
Director
at

on

Director/Company Secretary
at

on

Signed for and on behalf of
SCIL BIOMEDICALS GMBH
Director
at

on

Director/Company Secretary
at

on

Schedule

Part I

1                                          Minimum Sales (The number of Units of Licensed Product sold within the total Territory in each 12 month period following the Launch Date in the first country of the Territory)

Year 1 –  [ * ]  Units of the Licensed Product in the first 12 month period after the first Launch Date

Year 2 –  [ * 1  Units of the Licensed Product in the second 12 month period after the first Launch Date

Years 3, 4 & 5 – [ * ]  Units of the Licensed Product in each of the third, fourth and fifth 12 month period after the first Launch Date

Minimum sales for Year 6 to Term shall be agreed between both parties no later than 6 months prior to the end of Year 5 to take into account the current status and market conditions at that time, If no agreement is reached within this time then the Minimum Sales for Years 3, 4 & 5 will apply for all subsequent years during the Term.

2.                                       Licensed Patent:

EPO 00900733.7

International Filing Date: 21.01.00

Status: Pending

3.                                       Timetable

Milestone	Milestone Payments
Milestone 1 – on the Effective date	[ * ] million Euro
Milestone 2 – submission by Laxdale of dossier to EMEA	[ * ] million Euro
Milestone 3 – regulatory approval of Licensed Product by EMEA	[ * ] million Euro

Milestone 4 – Launch Date of Licensed Product in Germany	[ * ] million Euro
Milestone 5 – Launch Date of Licensed Product in France	[ * ] million Euro